Exhibit 99.1

St. John's, NL – May 6, 2021

FORTIS INC. REACHES GENDER PARITY ON ITS BOARD OF DIRECTORS

AS SHAREHOLDERS APPROVE ELECTION OF DIRECTORS, APPOINTMENT OF

AUDITORS AND SAY ON PAY

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) announced the voting results from its Annual Meeting of Shareholders held virtually today. Shareholders voted in favour of all items of business before the meeting, including electing the nominated directors, appointing Deloitte LLP as the Corporation's auditors and voting on an advisory basis to accept the Corporation's approach to executive compensation. With today's voting results, the Corporation is pleased to report that its Board of Directors (the "Board") has reached gender parity.

Election of Directors

Fortis shareholders elected the following 12 individuals to the Board to serve until the next Annual Meeting of Shareholders or until their successors are elected or appointed:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Tracey C. Ball	246,178,520	99.84	402,913	0.16
Pierre J. Blouin	226,537,274	91.87	20,044,159	8.13
Paul J. Bonavia	245,054,922	99.38	1,526,511	0.62
Lawrence T. Borgard	245,282,828	99.47	1,298,605	0.53
Maura J. Clark	244,341,819	99.09	2,239,614	0.91
Margarita K. Dilley	245,156,429	99.42	1,425,004	0.58
Julie A. Dobson	244,576,922	99.19	2,004,511	0.81
Lisa L. Durocher	245,546,529	99.58	1,034,904	0.42
Douglas J. Haughey	243,974,503	98.94	2,606,930	1.06
David G. Hutchens	246,227,244	99.86	354,189	0.14
Gianna M. Manes	245,346,453	99.50	1,234,979	0.50
Jo Mark Zurel	245,264,308	99.47	1,317,125	0.53

With the election of all nominated Directors today, our Board has reached gender parity," said Doug Haughey, Chair of the Board of Directors of Fortis Inc. "This is an important milestone in our diversity and inclusion journey as we continue our progress toward ensuring our Board, management team and workforce reflect the communities we serve." Women represent 50% of the Fortis Board, 42% of executives at head office and 60% of Fortis utilities have either a female CEO or Board Chair.

Appointment of Auditors

Shareholders of the Corporation approved the appointment of Deloitte LLP as the Corporation's auditors to hold office until the close of the next Annual Meeting of Shareholders.

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
253,882,014	99.75	640,920	0.25

Say on Pay

Shareholders approved the non-binding advisory vote regarding the Corporation's approach to executive compensation ("Say on Pay").

# Votes For	% Votes For	# Votes Against	% Votes Against
239,507,821	97.13	7,073,506	2.87

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2020 revenue of $8.9 billion and total assets of $56 billion as at March 31, 2021. The Corporation's 9,000 employees serve utility customers in five Canadian provinces, nine US states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information please contact

Investor Enquiries:
Ms. Stephanie Amaimo
Vice President, Investor Relations
Fortis Inc.
248.946.3572
samaimo@fortisinc.com

Media Enquiries:
Ms. Karen McCarthy
Vice President, Communications and Corporate Affairs
Fortis Inc.
709.737.5323
media@fortisinc.com